UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Yandex N.V.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

N97284108

(CUSIP Number)

Mr. Igmar den Heijer, Strawinskylaan 411, WTC Tower A 4th fl., 1077 XX Amsterdam, the Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. N97284108	Page 2 of 12 Pages

1.	Names of reporting persons BC&B Coöperatief U.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,314,066
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,314,066
11.	Aggregate amount beneficially owned by each reporting person 17,314,066[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.59%[2]
14.	Type of reporting person (see instructions) OO

[1]	Includes 15,492,799 Class B Shares, each of which may be converted at the option of the holder into one Class A Share. The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights and voting rights. Includes 24,500 Class A shares that are subject to an option that is currently exercisable. Excludes options to purchase 3,500 Class A shares that are not exercisable within 60 days of the date hereof. The options were granted by Yandex effective on the closing of Yandex’s initial public offering in May 2011, and vest over a four year period. Each Class B Share is entitled to ten votes per share, and each Class A Share is entitled to one vote per share. The Class A Shares and Class B Shares are held of record by BC&B Holdings B.V., a company incorporated under the laws of the Netherlands (“BC&B”). BC&B is 100% owned by BC&B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop” or the “Reporting Person”). See the Explanatory Note to Exhibit A hereto.
[2]	Based on 247,054,830 Class A Shares being the outstanding Class A Shares as of June 30, 2014, as disclosed on Yandex’s Report on Form 6-K dated July 29, 2014, plus 24,500 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of the Reporting Person’s Class B Shares held as of the date hereof.

13D

CUSIP No. N97284108		Page 3 of 12 Pages

Explanatory Note:

This Amendment No. 2 to Schedule 13D (the “Amendment”) is filed by BC&B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop” or the “Reporting Person”), to amend the Schedule 13D related to the Class A Shares of Yandex N.V. (“Yandex”) previously filed by the Reporting Person with the Securities and Exchange Commission on March 4, 2014 (the “Schedule 13D”) and as subsequently amended. The Class A Shares reported in the Schedule 13D are held of record by BC&B Holdings B.V., a company incorporated under the laws of the Netherlands (“BC&B”). See the Explanatory Note to Exhibit A, which is incorporated by reference herein.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The acquisition of beneficial ownership of the Class A Shares reported in this Schedule 13D by BC&B Coop from Strickland was the result of an internal restructuring which did not change the ultimate beneficial ownership of the shares. See the Explanatory Note to the Schedule 13D, which is incorporated herein by reference.

(a) BC&B Coop and, to its knowledge, the other persons listed on Schedule A hereto, may seek to sell the Class A Shares it or they beneficially own in the ordinary course of its or their business.

On June 16, 2014, BC&B entered into the Sales Plan, dated June 16, 2014 (the “10b5-1 Sales Plan”), between BC&B Holdings B.V., a company incorporated under the laws of the Netherlands (“BC&B”), and Morgan Stanley & Co. LLC (“Morgan Stanley”), pursuant to which Morgan Stanley was authorized to sell up to 19,989,591 Class A Shares through June 5, 2015. The 10b5-1 Sales Plan was amended on August 28, 2014 (as amended, the “Amended 10b5-1 Sales Plan”) to change the price and volume limitations under which sales may be made under the plan, with the total amount to be sold under the plan (including sales made prior to the amendment) of up to 19,989,591 Class A Shares through June 5, 2015 remaining unchanged. The Amended 10b5-1 Sales Plan is intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Transactions under the Amended 10b5-1 Sales Plan will be subject to certain price and volume restrictions and other conditions under the Amended 10b5-1 Sales Plan, and may be terminated by BC&B at any time. The form of the Amended 10b5-1 Sales Plan is being filed as an exhibit hereto and the foregoing description of the Amended 10b5-1 Sales Plan is qualified in its entirety by reference thereto.

BC&B has agreed to distribute Class A Shares to Caldwell Associated Inc., a company associated with Elena Ivashentseva, a senior partner at Baring Vostok Capital Partners Limited, a Russian private equity firm, and a director of Yandex, in lieu of all or a portion of amounts otherwise due to Caldwell in respect of Baring Vostok Private Equity Fund II.

(f) BC&B Coop, and the other persons listed on Schedule A hereto, may engage in discussions with management, Yandex’s board of directors, other Yandex shareholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of Yandex. Pursuant to the Amended and Restated Shareholders Agreement (as defined in Item 6 of this Schedule 13D), BC&B and the other shareholders that are parties to the Amended and Restated Shareholders Agreement, have agreed to vote the shares held by them in favor of electing or re-electing those persons nominated by Yandex’s board of directors for election or re-election as a director at any general meeting of Yandex shareholders.

One of the members of Yandex’s board of directors, Elena Ivashentseva, is a senior partner at Baring Vostok Capital Partners Limited, a Russian private equity firm. Each of Ms. Ivashentseva and Baring Vostok Capital Partners Limited disclaims beneficial interest in the securities held by the Reporting Person.

As a result of these activities, and subject to the limitations set forth in the Amended and Restated Shareholders Agreement and the Amended and Restated Registration Rights Agreement (as defined in Item 6 of this Schedule 13D), BC&B Coop may suggest or take a position with respect to potential changes in the business, operations, management or capital structure of Yandex. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

To the knowledge of BC&B Coop, each of the persons listed on Schedule A hereto may make the same evaluation and reserve the same rights.

13D

CUSIP No. N97284108		Page 4 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating Exhibit A hereto, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following to the end thereof:

Amended 10b5-1 Sales Plan

On August 28, 2014 BC&B and Morgan Stanley entered into the Amended 10b5-1 Sales Plan. The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. The information in this Item 6 is qualified in its entirety by reference to the Amended 10b5-1 Sales Plan, attached hereto as Exhibit 4, and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

99.4	Amendment No. 1 to Sales Plan, dated August 28, 2014, between BC&B and Morgan Stanley & Co. LLC.

13D

CUSIP No. N97284108		Page 5 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BC&B Coöperatief U.A.

/s/ H.A. Nielsen

H.A. Nielsen
Managing Director A
October 15, 2014

BC&B Coöperatief U.A.

/s/ Igmar den Heijer

Igmar den Heijer
Managing Director B
October 15, 2014

13D

CUSIP No. N97284108		Page 6 of 12 Pages

SCHEDULE A

Persons other than Individuals:

Name	Address of Principal Office and Principal Business	Jurisdiction of Organization

Chouet Nominees Limited	See below.	Guernsey
Baring Vostok Nominees Limited		Guernsey
Dehus Dolmen Nominees Limited		Guernsey
Baring Vostok Private Equity Fund		Guernsey
Baring Vostok Private Equity Fund III		Guernsey
Baring Vostok Private Equity Fund IV		Guernsey
Baring Vostok Fund Managers Limited		Guernsey
Baring Vostok Fund III Managers Limited		Guernsey
Baring Vostok Fund IV Managers Limited		Guernsey
Baring Vostok Fund (GP) L.P.		Guernsey
Baring Vostok Fund III (GP) L.P.		Guernsey
Baring Vostok Fund IV (GP) L.P.		Guernsey

The entities listed above are investment funds or their related general partners or nominee or holding companies. The principal address of each such entity is 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

Individuals:

Name	Title/Principal Occupation or Employment	Citizenship

Peter Touzeau

Director, Chouet Nominees Limited, Baring Vostok Nominees Limited, Dehus Dolmen Nominees Limited, Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited

Client Director, Ipes (Guernsey) Limited

Guernsey

Barry McClay

Director, Chouet Nominees Limited, Baring Vostok Nominees Limited, Dehus Dolmen Nominees Limited, Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited

Chief Operating Director, Ipes (Guernsey) Limited

Irish

Julian Timms	Director, Chouet Nominees Limited, Baring Vostok Nominees Limited and Dehus Dolmen Nominees Limited Client Director, Ipes (Guernsey) Limited	Guernsey

David Huckfield	Independent Director, Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited Consultant, Private Equity Services	British

Holly Nielsen

Director, Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited; Director A, BC&B Coöperatief U.A.

Senior Funds Counsel, Baring Vostok Capital Partners Limited

US

Christopher Brotchie	Independent Director, Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited Non-Executive Director and Advisor, Private Equity Funds	British

Igmar den Heijer	Director B, BC&B Coöperatief U.A. Managing Director at United International Management BV	Dutch

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CUSIP No. N97284108		Page 7 of 12 Pages

The business address for each of the individuals listed above other than Mr. den Heijer is 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL. The business address for Mr. den Heijer is WTC Tower A 4th floor, Strawinskylaan 411, 1077 XX Amsterdam, the Netherlands.

Each individual listed in the table above disclaims beneficial ownership of the Class A Shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

13D

CUSIP No. N97284108		Page 8 of 12 Pages

EXHIBIT A

Item 5(a)(b) – Interest in Securities of the Issuer

Class A Shares
(a) Amount beneficially owned:
BC& B Holdings B.V.	17,314,066
BC&B Coöperatief U.A.	17,314,066
Chouet Nominees Limited	9,063,999
Baring Vostok Nominees Limited	4,135,929
Dehus Dolmen Nominees Limited	4,114,138
Baring Vostok Private Equity Fund	9,063,999
Baring Vostok Private Equity Fund III	4,135,929
Baring Vostok Private Equity Fund IV	4,114,138
Baring Vostok Fund Managers Limited	9,063,999
Baring Vostok Fund III Managers Limited	4,135,929
Baring Vostok Fund IV Managers Limited	4,114,138
Baring Vostok Fund (GP) L.P.	9,063,999
Baring Vostok Fund III (GP) L.P.	4,135,929
Baring Vostok Fund IV (GP) L.P.	4,114,138

(b) Percent of class
BC& B Holdings B.V.	6.59%
BC&B Coöperatief U.A.	6.59%
Chouet Nominees Limited	3.55%
Baring Vostok Nominees Limited	1.65%
Dehus Dolmen Nominees Limited	1.64%
Baring Vostok Private Equity Fund	3.55%
Baring Vostok Private Equity Fund III	1.65%
Baring Vostok Private Equity Fund IV	1.64%
Baring Vostok Fund Managers Limited	3.55%
Baring Vostok Fund III Managers Limited	1.65%
Baring Vostok Fund IV Managers Limited	1.64%
Baring Vostok Fund (GP) L.P.	3.55%
Baring Vostok Fund III (GP) L.P.	1.65%
Baring Vostok Fund IV (GP) L.P.	1.64%
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
BC& B Holdings B.V.	17,314,066
BC&B Coöperatief U.A.	0
Chouet Nominees Limited	0
Baring Vostok Nominees Limited	0
Dehus Dolmen Nominees Limited	0
Baring Vostok Private Equity Fund	0
Baring Vostok Private Equity Fund III	0
Baring Vostok Private Equity Fund IV	0
Baring Vostok Fund Managers Limited	0
Baring Vostok Fund III Managers Limited	0
Baring Vostok Fund IV Managers Limited	0
Baring Vostok Fund (GP) L.P.	0
Baring Vostok Fund III (GP) L.P.	0
Baring Vostok Fund IV (GP) L.P.	0

(ii) Shared power to vote or to direct the vote:
BC& B Holdings B.V.	0
BC&B Coöperatief U.A.	17,314,066
Chouet Nominees Limited	9,063,999
Baring Vostok Nominees Limited	4,135,929
Dehus Dolmen Nominees Limited	4,114,138
Baring Vostok Private Equity Fund	9,063,999
Baring Vostok Private Equity Fund III	4,135,929
Baring Vostok Private Equity Fund IV	4,114,138

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CUSIP No. N97284108		Page 9 of 12 Pages

Baring Vostok Fund Managers Limited	9,063,999
Baring Vostok Fund III Managers Limited	4,135,929
Baring Vostok Fund IV Managers Limited	4,114,138
Baring Vostok Fund (GP) L.P.	9,063,999
Baring Vostok Fund III (GP) L.P.	4,135,929
Baring Vostok Fund IV (GP) L.P.	4,114,138
(iii) Sole power to dispose or to direct the disposition of:
BC& B Holdings B.V.	17,314,066
BC&B Coöperatief U.A.	0
Chouet Nominees Limited	0
Baring Vostok Nominees Limited	0
Dehus Dolmen Nominees Limited	0
Baring Vostok Private Equity Fund	0
Baring Vostok Private Equity Fund III	0
Baring Vostok Private Equity Fund IV	0
Baring Vostok Fund Managers Limited	0
Baring Vostok Fund III Managers Limited	0
Baring Vostok Fund IV Managers Limited	0
Baring Vostok Fund (GP) L.P.	0
Baring Vostok Fund III (GP) L.P.	0
Baring Vostok Fund IV (GP) L.P.	0

(iv) Shared power to dispose or to direct the disposition of:
BC& B Holdings B.V.	0
BC&B Coöperatief U.A.	17,314,066
Chouet Nominees Limited	9,063,999
Baring Vostok Nominees Limited	4,135,929
Dehus Dolmen Nominees Limited	4,114,138
Baring Vostok Private Equity Fund	9,063,999
Baring Vostok Private Equity Fund III	4,135,929
Baring Vostok Private Equity Fund IV	4,114,138
Baring Vostok Fund Managers Limited	9,063,999
Baring Vostok Fund III Managers Limited	4,135,929
Baring Vostok Fund IV Managers Limited	4,114,138
Baring Vostok Fund (GP) L.P.	9,063,999
Baring Vostok Fund III (GP) L.P.	4,135,929
Baring Vostok Fund IV (GP) L.P.	4,114,138

Explanatory Note:

The Class A Shares reported in this Schedule 13D are held of record by BC&B Holdings B.V., a company incorporated under the laws of the Netherlands (“BC&B”). BC&B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop” or the “Reporting Person”), holds 100% of the share capital of BC&B. 52.35% of the share capital of BC&B Coop is held by Chouet Nominees Limited (“CHNL”), 23.89% of the share capital of BC&B Coop is held by Baring Vostok Nominees Limited (“BVNL”) and 23.76% of the share capital of BC&B Coop is held by Dehus Dolmen Nominees Limited (“DDNL”). Through their ownership of BC&B Coop, therefore, CHNL has the right to control the voting and disposition of 940,616 Class A shares, 12,826 Class A shares that are subject to an option that is currently exercisable and 8,110,557 Class B shares held by BC&B; BVNL has the right to control the voting and disposition of 429,206 Class A shares, 5,852 Class A shares that are subject to an option that is currently exercisable and 3,700,871 Class B shares held by BC&B; and DDNL has the right to control the voting and disposition of 426,945 Class A Shares, 5,822 Class A shares that are subject to an option that is currently exercisable and 3,681,371 Class B shares held by BC&B. BVNL, DDNL and CHNL disclaim beneficial ownership of the shares held by BC&B except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities. See Note 1 to this Schedule 13D, which is incorporated herein by reference.

Each of BVNL, DDNL and CHNL may be deemed members of a group with BC&B Coop and BC&B by reason of the relationships described above. Such persons may also be deemed members of a group with each of the other persons listed in the table above by reason of the relationships described below. Each such person disclaims membership in such group and this report shall not be construed as an admission that such persons are members of a group.

13D

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CHNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund (“BVPEF”). Baring Vostok Fund Managers Limited (“BVFML”) is the General Partner to Baring Vostok Fund (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEF. Each of BVFML and Baring Vostok Fund (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by CHNL and BVPEF except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

BVNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund III (“BVPEFIII”). Baring Vostok Fund III Managers Limited (“BVFIIIML”) is the General Partner to Baring Vostok Fund III (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIII. Each of BVFIIIML and Baring Vostok Fund III (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by BVNL and BVPEFIII except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

DDNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund IV (“BVPEFIV”). Baring Vostok Fund IV Managers Limited (“BVFIVML”) is the General Partner to Baring Vostok Fund IV (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIV. Each of BVFIVML and Baring Vostok Fund IV (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by DDNL and BVPEFIV except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

Each of BVFML, BVFIIIML and BVFIVML (together the “General Partners”) are owned by Baring Vostok Manager Holding Limited (Guernsey) (“BVMHL”). BVMHL disclaims beneficial ownership of the shares beneficially owned or deemed beneficially owned by each of the other persons listed in the table above except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

Voting and investment power over the investments held by each of the limited partnerships in the Baring Vostok funds is exercised by each fund’s respective General Partner. Baring Vostok Capital Partners Limited, as investment advisor to the Baring Vostok funds, has no voting or investment control over the Baring Vostok funds. The General Partners make decisions based on recommendations of investment committees appointed in respect of BVPEF, BVPEFIII and BVPEFIV. Baring Vostok Capital Partners Limited disclaims beneficial interest in the securities held by the Reporting Person and the other persons listed on the table above.

The beneficial ownership of shares by the persons listed in the table above, other than BC&B Coop, are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons. Such beneficial ownership is reported on the Schedule 13G initially filed by such persons on February 14, 2012, as subsequently amended.